Murano Global Investments Limited

AV. Paseo de las Palmas 1270
Col. Lomas de Chapultepec
11000, Mexico City, Mexico

February 21, 2024

Via EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form F-4 (File No. 333-273849) (the “Registration Statement”) of Murano Global Investments Limited (“Murano”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the United States Securities Act of 1933, as amended, Murano requests that the effectiveness of the above-captioned Registration Statement be accelerated so that such Registration Statement will become effective on February 23, 2024, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable.

Please direct any questions that you have with respect to the foregoing or, if any additional supplemental information is required by the Staff, to Hugo Triaca, Esq. of Clifford Chance US LLP at (212) 878-3222 or Kevin E. Manz, Esq. of King & Spalding LLP at (212) 556-2133.

Very truly yours,

Murano Global Investments Limited

By:	/s/ Elias Sacal Cababie
Name:	Elias Sacal Cababie
Title:	Chief Executive Officer